June 19, 2012

VIA EDGAR

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	CU Bancorp
Pre-Effective Amendment No. 3 to Registration Statement on Form S-4
Filed June 19, 2012
File No. 333-180739

Dear Mr. Johnson:

CU Bancorp, a California corporation (the “Company”), is submitting this letter in response to your letter to Mr. David I. Rainer, dated June 14, 2012, regarding the Company’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012, and as amended by Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, as filed with the Commission on June 4, 2012 and by Pre-Effective Amendment No. 2 to Registration Statement on Form S-4, as filed with the Commission on June 15, 2012 (the “Registration Statement”). Contemporaneously herewith, the Company has filed a pre-effective amendment to the Registration Statement (the “Amendment No. 3”) which amends the Registration Statement to address the comments contained in your letter.

Amendment No. 3 amends the applicable sections of the Registration Statement to reflect the changes in response to the Staff’s comments, as detailed below.

Please note that the following corresponds to the numbered items listed in the Staff’s letter. Capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement, as amended. The text taken from the Staff’s letter is in bold with our responses following. Capitalized terms used herein and not defined shall have the meaning ascribed to such term in Amendment No. 3.

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

June 19, 2012

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Pre-Effective Amendment No. 3 amends the Registration Statement throughout to reflect that CU Bancorp qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act and has elected to take advantage of the benefits of extended transition period and to comply with new or amended accounting pronouncements in the same manner as a private company.

CU Bancorp and PC Bancorp, page 241

2.	We note your disclosure that “CU Bancorp is not yet, but has applied to the FRB to become, a registered bank holding company.” Please reconcile this disclosure with the disclosure on page 12 that all regulatory approvals have been received. Please make conforming changes throughout the prospectus.

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

June 19, 2012

Pre-Effective Amendment No. 3 amends the Registration Statement to disclose that “CU Bancorp is not yet, but has applied to the FRB to become, a registered bank holding company. On June 11, 2012, the FRB approved CU Bancorp’s application to become the registered bank holding company of CUB, subject to shareholder approval and the closing of the holding company reorganization.”

Signature Page

3.	In future filings, please identify Ms. Schoenbaum as your principal accounting officer, if accurate.

The Signature Page to Pre-Effective Amendment No. 3 now reflects that Ms. Schoenbaum is the Registrant’s “principal financial and accounting officer.”

Exhibits

4.	Please file Exhibit 21.1; the exhibit index indicates that it has been filed.

Exhibit 21.1 is being filed as a separate exhibit to Pre-Effective Amendment No. 3.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request the acceleration of the Company’s Registration Statement on Form S-4, as amended, to 9:00 a.m. Eastern Time on June 20, 2012, or as soon as practicable thereafter.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing has been responsive to the Staff’s comments; however, should the Staff have any further comments or questions we are prepared to respond promptly.

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

June 19, 2012

Sincerely,

/s/ David I. Rainer

David I. Rainer,
President and CEO CU Bancorp